UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 7, 2023

Intercontinental Exchange, Inc.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-36198	46-2286804
(State or other jurisdiction of incorporation)	(Commission File No.)	(I.R.S. Employer Identification Number)

5660 New Northside Drive, Third Floor, Atlanta, Georgia 30328

(Address of Principal Executive Offices) (Zip Code)

Registrant’s telephone number, including area code: (770) 857-4700

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, $0.01 par value per share	ICE	New York Stock Exchange

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

On March 7, 2023, Intercontinental Exchange, Inc., a Delaware corporation (“ICE”), entered into Amendment No. 1 (the “Amendment”) to the previously announced Agreement and Plan of Merger, dated as of May 4, 2022 (the “Original Agreement” and, as amended by the Amendment, the “Merger Agreement”), with Black Knight, Inc., a Delaware corporation (“Black Knight”), and Sand Merger Sub Corporation, a Delaware corporation and a wholly owned subsidiary of ICE (“Sub”). As previously disclosed, pursuant to the terms and subject to the conditions set forth in the Merger Agreement, Sub will merge with and into Black Knight (the “Merger” and, collectively with the other transactions contemplated by the Merger Agreement, the “Merger Transactions”), with Black Knight continuing as the surviving corporation and as a wholly owned subsidiary of ICE. The Amendment was entered into in connection with the Divestiture Agreement, as described in Item 8.01 of this Current Report on Form 8-K.

Pursuant to the Amendment, Black Knight, ICE and Sub have agreed to reduce the per share merger consideration to be paid by ICE at the effective time of the Merger (the “Effective Time”) such that each share of common stock, par value $0.0001 per share, of Black Knight (the “Black Knight Common Stock”), issued and outstanding immediately prior to the Effective Time (other than shares of Black Knight Common Stock held by Black Knight as treasury stock, by any of Black Knight’s subsidiaries (other than with respect to Black Knight’s Employee Stock Purchase Plan), by ICE or any of ICE’s subsidiaries (including Sub), or by any holder who has properly exercised and perfected such holder’s demand for appraisal rights under Section 262 of the General Corporation Law of the State of Delaware and not effectively withdrawn or lost such holder’s rights to appraisal (collectively, “Excluded Shares”), which, in each case, will be treated as described in the Merger Agreement), will be converted into, at the election of the holder thereof, the right to receive the following consideration:

•

(i) an amount in cash equal to the sum, rounded to the nearest one tenth of a cent, of (x) $68.00 plus (y) the product, rounded to the nearest one tenth of a cent, of 0.0682 multiplied by the average of the volume weighted averages of the trading prices of ICE Common Stock (as defined below) on the New York Stock Exchange on each of the ten consecutive trading days ending on (and including) the trading day that is three trading days prior to the date on which the Effective Time occurs (the “Average ICE Stock Price”) (such amount, the “Per Share Cash Consideration”);

•

(ii) a number of validly issued, fully paid and nonassessable shares of common stock, par value $0.01 per share, of ICE (the “ICE Common Stock”) as is equal to the quotient, rounded to the nearest one ten thousandth, of (x) the Per Share Cash Consideration divided by (y) the Average ICE Stock Price (such number of shares, the “Per Share Stock Consideration”); or

•	(iii) if no election is made by such holder, such Per Share Stock Consideration or Per Share Cash Consideration as is determined in accordance with the proration mechanism described below.

The election right for the holders of shares of Black Knight Common Stock will be subject to proration in accordance with the terms of the Merger Agreement such that (a) the total number of shares of Black Knight Common Stock to be converted into the right to receive the Per Share Cash Consideration will be equal to the quotient, rounded down to the nearest whole share, of $10,505,000,000.00 divided by the Per Share Cash Consideration and (b) all shares of Black Knight Common Stock not receiving the Per Share Cash Consideration (other than Excluded Shares) will be converted into the right to receive the Per Share Stock Consideration. No fractional shares of ICE Common Stock will be issued in the Merger, and holders of Black Knight Common Stock will receive cash in lieu of any fractional shares of ICE Common Stock to which they otherwise would have been entitled, based on the Average ICE Stock Price.

The Amendment also modifies the limitations set forth in the Original Agreement on ICE’s obligations with respect to obtaining antitrust clearance. Pursuant to the Amendment, ICE’s obligation to use its “reasonable best efforts” to obtain U.S. antitrust clearance specifically requires ICE to (1) (a) effect the transactions contemplated by the Divestiture Agreement and the ancillary agreements related thereto and (b) if the Divestiture Agreement is terminated for any reason prior to the earlier to occur of the closing of the Merger (the “Closing”) and the termination of the Merger Agreement, use reasonable best efforts to enter into a new agreement with a new purchaser, whose acquisition of Black Knight’s Empower loan origination system (LOS) business, including its Exchange,

LendingSpace and AIVA solutions (the “Divested Business” and the products thereof, the “Divested Business Products”) would not raise material antitrust concerns, and consummate the transactions contemplated thereby providing for the divestiture of the Divested Business and the Divested Business Products, and (2) litigate against any governmental entity or private party challenging the Merger Transactions under any U.S. antitrust law in any litigation, action or proceeding that seeks to prevent, materially impede or materially delay the consummation of the Merger Transactions and seek to have vacated, lifted, reversed or overturned any injunction or order that prohibits, prevents or restricts the consummation of the Merger Transactions.

Pursuant to the Amendment, in addition to the circumstances specified in the Original Agreement under which ICE is required to pay a $725,000,000 termination fee to Black Knight upon termination of the Merger Agreement, ICE is also required to pay the $725,000,000 termination fee to Black Knight if the Merger Agreement is terminated by Black Knight or ICE because Black Knight’s stockholders fail to approve the adoption of the Merger Agreement at a duly convened meeting of Black Knight’s stockholders held for that purpose, unless such failure occurs following the public announcement of a competing takeover proposal or following an adverse change in the Black Knight Board of Directors’ recommendation to its stockholders. In addition, the Amendment eliminates Black Knight’s obligation to reimburse up to $40,000,000 of ICE’s expenses if the Merger Agreement is terminated by either Black Knight or ICE as a result of a failure to obtain the approval by Black Knight’s stockholders of the adoption of the Merger Agreement at a duly convened meeting of Black Knight’s stockholders held for that purpose.

The Amendment also replaces the provision of the Original Agreement that would permit either party to terminate the Merger Agreement if the Merger has not been consummated on or before May 4, 2023, subject to two automatic extensions under certain circumstances, with a provision that permits each of Black Knight and ICE to terminate the Merger Agreement if the Merger has not been consummated by November 4, 2023.

Pursuant to the Amendment, each party has certified to the other that such party’s closing conditions with respect to the accuracy of its representations and performance of its covenants, and the absence of a Material Adverse Effect or Parent Material Adverse Effect, as applicable (each, as defined in the Merger Agreement), would be satisfied as of March 7, 2023 if the Closing were to occur on March 7, 2023. In addition, Black Knight, ICE and Sub have also agreed to not assert that any of such party’s closing conditions with respect to the accuracy of the other party’s representations and performance of such other party’s covenants, and the absence of a Material Adverse Effect or Parent Material Adverse Effect, as applicable, are not satisfied at the Closing as a result of occurrences and facts that such party had knowledge of as of the date of the Amendment.

The obligation of the parties to consummate the Merger is subject to customary conditions, including, among others, the adoption of the Merger Agreement (as amended by the Amendment) by Black Knight’s stockholders. Pursuant to the Amendment, the parties have agreed to prepare and file with the U.S. Securities and Exchange Commission (the “SEC”) as promptly as practicable after the execution of the Amendment a post-effective amendment to the registration statement on Form S-4 filed by ICE that was declared effective by the SEC on August 19, 2022 (Registration Number 333-265709) in connection with the Merger Transactions, in which an updated proxy statement, which will be sent to the stockholders of Black Knight relating to the meeting of the Black Knight’s stockholders to be held to consider adoption of the Merger Agreement (as amended by the Amendment), will be included as a prospectus.

Other than as expressly modified pursuant to the Amendment, the Original Agreement, which was previously filed as Exhibit 2.1 to the Current Report on Form 8-K filed by ICE with the SEC on May 6, 2022, remains in full force and effect. The foregoing description of the Amendment, the Merger Agreement and the Merger Transactions does not purport to be complete and is qualified in its entirety by reference to the Amendment, a copy of which is filed as Exhibit 2.1 hereto and is incorporated herein by reference, and the Original Agreement.

Item 8.01	Other Events.

In connection with entering into the Amendment, on March 7, 2023, at the request of ICE, Black Knight entered into an Equity Purchase Agreement (the “Divestiture Agreement”) with Constellation Web Solutions Inc., a Delaware corporation and a subsidiary of Constellation Software Inc. (“Constellation”), and ICE (solely for the purposes set forth in the Divestiture Agreement) in furtherance of the transactions contemplated by the Merger Agreement. ICE and Black Knight are executing the Divestiture Agreement in order to seek to address certain antitrust concerns raised by the U.S. Federal Trade Commission regarding the transactions contemplated by the Merger Agreement.

Pursuant to the terms and subject to the conditions set forth in the Divestiture Agreement, after the Closing, Constellation will purchase the Divested Business and the Divested Business Products from Black Knight (collectively with the other transactions contemplated by the Divestiture Agreement, the “Divestiture Transaction”). Consummation of the Divestiture Transaction is subject to customary closing conditions, including but not limited to the prior completion of the Merger.

The Divestiture Agreement contemplates that, at the closing of the Divestiture Transaction, Black Knight and Constellation will enter into (i) a commercial agreement, pursuant to which Black Knight will grant to Constellation a right to resell certain products retained by Black Knight at the closing of the Divestiture Transaction that are currently sold by Black Knight on a “bundled” basis with Divested Business Products, and (ii) a transition services agreement, pursuant to which Black Knight will provide customary transition services to Constellation for a transitional period after the closing of the Divestiture Transaction.

The Divestiture Agreement contains customary representations, warranties and covenants, including the agreement of Black Knight to use commercially reasonable efforts to operate the Divested Business in the ordinary course during the period between the execution of the Divestiture Agreement and the closing of the Divestiture Transaction, subject to certain exceptions.

The Divestiture Agreement contains specified termination rights for Black Knight and Constellation, including, among others, the right to terminate the Divestiture Agreement if the Merger Agreement is terminated in accordance with its terms or if the Divestiture Transaction has not been consummated by May 18, 2024.

On March 7, 2023, Black Knight, ICE and Constellation issued a joint press release announcing the entry into the Amendment and the Divestiture Agreement. A copy of the joint press release is attached as Exhibit 99.1 hereto.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

2.1	Amendment No. 1, dated as of March 7, 2023, to the Agreement and Plan of Merger, dated as of May 4, 2022, among Intercontinental Exchange, Inc., Sand Merger Sub Corporation and Black Knight, Inc.

99.1	Joint press release issued by Intercontinental Exchange, Inc., Black Knight, Inc. and Constellation Software Inc.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which involve inherent risks and uncertainties. Any statements about Black Knight, Inc.’s (“Black Knight”) or Intercontinental Exchange, Inc.’s (“ICE”) plans, objectives, expectations, strategies, beliefs, or future performance or events constitute forward-looking statements. Such statements are identified as those that include words or phrases such as “believes,” “expects,” “anticipates,” “plans,” “trend,” “objective,” “continue,” or similar expressions or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “may,” or similar expressions. Forward-looking statements involve known and unknown risks, uncertainties, assumptions, estimates, and other important factors that change over time and could cause actual results to differ materially from any results, performance, or events expressed or implied by such forward-looking statements. Such forward-looking statements include but are not limited to statements about the benefits of the proposed acquisition of Black Knight by ICE (the “Transaction”), including future financial and operating results, Black Knight’s or ICE’s plans, objectives, expectations and intentions, the expected timing of completion of the Transaction, the expected form and timing of debt financing to fund the Transaction and other statements that are not historical facts.

These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those projected. In addition to factors previously disclosed in Black Knight’s and ICE’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change, or other circumstance that could give rise to the right of Black Knight or ICE to terminate the definitive merger agreement governing the terms and conditions of the Transaction, as amended by the parties on March 7, 2023; the outcome of any legal proceedings that may be instituted against Black Knight or ICE; the possibility that the Transaction does not close when expected or at all because required regulatory, stockholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect Black Knight or ICE or the expected benefits of the Transaction); the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic, political and market conditions, interest and exchange rates, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Black Knight and ICE operate; the ability to promptly and effectively integrate the businesses of Black Knight with those of ICE; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of Black Knight’s or ICE’s customers, employees or other business partners, including those resulting from the announcement or completion of the Transaction; the diversion of management’s attention and time from ongoing business operations and opportunities on merger-related matters; ICE’s ability to complete the contemplated debt financing on a timely basis, on favorable terms or at all; and the impact of the global COVID-19 pandemic on Black Knight’s or ICE’s businesses, the ability to complete the Transaction or any of the other foregoing risks.

These factors are not necessarily all of the factors that could cause Black Knight’s or ICE’s actual results, performance, or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other unknown or unpredictable factors also could harm Black Knight’s or ICE’s results.

All forward-looking statements attributable to Black Knight or ICE, or persons acting on Black Knight’s or ICE’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made and Black Knight and ICE do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If Black Knight or ICE update one or more forward-looking statements, no inference should be drawn that Black Knight or ICE will make additional updates with respect to those or other forward-looking statements. Further information regarding Black Knight, ICE and factors which could affect the forward-looking statements contained herein can be found in Black Knight’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 and its other filings with the SEC, and in ICE’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 and its other filings with the SEC.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with Amendment No. 1 to the Agreement and Plan of Merger, dated as of March 7, 2023, among Black Knight, ICE and Sand Merger Sub Corporation (the “Amended Merger Agreement”), ICE will file with the SEC a post-effective amendment to the Registration Statement on Form S-4 (as amended by the post-effective amendment, the “Amended Registration Statement”), which was previously declared effective by the SEC on August 19, 2022, to register the shares of ICE common stock to be issued in connection with the Transaction. The Amended Registration Statement will include an updated proxy statement of Black Knight that also constitutes a prospectus of ICE. THE AMENDED MERGER AGREEMENT NECESSITATES A NEW VOTE BY BLACK KNIGHT’S STOCKHOLDERS IN CONNECTION WITH THE TRANSACTION, AND THE PROXY STATEMENT/PROSPECTUS REFERENCED HEREIN WILL BE A PROXY STATEMENT/PROSPECTUS FOR A NEW SPECIAL MEETING WITH RESPECT TO SUCH NEW VOTE.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE AMENDED REGISTRATION STATEMENT ON FORM S-4 AND THE UPDATED PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE AMENDED REGISTRATION STATEMENT ON FORM S-4 WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE UPDATED PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING BLACK KNIGHT, ICE, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Black Knight or ICE through the website maintained by the SEC at http://www.sec.gov or from Black Knight at its website, www.blackknightinc.com, or from ICE at its website, www.theice.com. Documents filed with the SEC by Black Knight will be available free of charge by accessing Black Knight’s website at www.blackknightinc.com under the tab “Investors” and then under the heading “Financials - SEC Filings” or, alternatively, by directing a request by mail or telephone to Black Knight, Inc., 601 Riverside Avenue, Jacksonville, Florida 32204, Attention: Investor Relations, (904) 854-5100, and documents filed with the SEC by ICE will be available free of charge by accessing ICE’s website at www.theice.com and following the link for “Investor Relations” or, alternatively, by directing a request by mail or telephone to Intercontinental Exchange, Inc., 5660 New Northside Drive, Third Floor, Atlanta, Georgia 30328, Attention: Investor Relations, (770) 857-4700, or by email to investors@ice.com.

PARTICIPANTS IN THE SOLICITATION

Black Knight, ICE, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Black Knight in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of Black Knight and ICE and other persons who may be deemed to be participants in the solicitation of stockholders of Black Knight in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the updated proxy statement/prospectus related to the Transaction. Additional information about Black Knight, the directors and executive officers of Black Knight and their ownership of Black Knight common stock is also set forth in the definitive proxy statement for Black Knight’s 2022 Annual Meeting of Stockholders, as filed with the SEC on Schedule 14A on April 28, 2022, and other documents subsequently filed by Black Knight with the SEC. Additional information about ICE, the directors and executive officers of ICE and their ownership of ICE common stock can also be found in ICE’s definitive proxy statement in connection with its 2022 Annual Meeting of Stockholders, as filed with the SEC on March 25, 2022, and other documents subsequently filed by ICE with the SEC. Free copies of these documents may be obtained as described above.

NO OFFER OR SOLICITATION

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTERCONTINENTAL EXCHANGE, INC.

By:	/s/ Andrew J. Surdykowski
Andrew J. Surdykowski
General Counsel

Dated: March 7, 2023

Exhibit 2.1

Execution Version

AMENDMENT NO. 1 TO THE AGREEMENT AND PLAN OF MERGER

THIS AMENDMENT NO. 1 (this “Amendment”), dated as of March 7, 2023, to the Agreement and Plan of Merger, dated as of May 4, 2022 (the “Merger Agreement”), by and among Intercontinental Exchange, Inc., a Delaware corporation (“Parent”), Sand Merger Sub Corporation, a Delaware corporation and a Subsidiary of Parent (“Sub”), and Black Knight, Inc., a Delaware corporation (the “Company” and, together with Parent and Sub, the “Parties” and each, a “Party”), is entered into by and among Parent, Sub and the Company. Capitalized terms used but not defined elsewhere in this Amendment shall have the meanings ascribed to them in the Merger Agreement.

RECITALS

WHEREAS, Parent, Sub and the Company entered into the Merger Agreement on May 4, 2022;

WHEREAS, Parent, Sub and the Company now intend to amend certain provisions of the Merger Agreement in accordance with Section 7.03 thereof; and

WHEREAS, the Board of Directors of each of the Company and Sub has approved and declared advisable, and the Board of Directors of Parent has approved, the Merger Agreement, as amended by this Amendment, and the Merger, upon the terms and subject to the conditions set forth in the Merger Agreement, as amended by this Amendment.

NOW, THEREFORE, in consideration of the premises, and of the mutual representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the Parties agree as follows:

1. Conversion of Company Common Stock. Section 2.01(c)(i)(D)(4) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“(4) “Share Ratio” shall mean 0.0682.”

2. Authority; Noncontravention (Company). The last sentence of Section 3.01(d)(i) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“On or prior to the Amendment Effective Date, the Board of Directors of the Company duly and validly adopted resolutions (A) approving and declaring advisable this Agreement, the Merger and the other Merger Transactions, (B) declaring that it is in the best interests of the stockholders of the Company that the Company enter into this Agreement and consummate the Merger and the other Merger Transactions on the terms and subject to the conditions set forth herein, (C) directing that the adoption of this Agreement be submitted to a vote at a meeting of the stockholders of the Company and (D) recommending that the stockholders of the Company adopt this Agreement (the “Company Recommendation”), which resolutions, as of the Amendment Effective Date, have not been rescinded, modified or withdrawn in any way.”

3. Opinion of Financial Advisor. Section 3.01(v) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“(v) Opinion of Financial Advisor. Prior to the execution of the Amendment, the Board of Directors of the Company has received the opinion of J.P. Morgan Securities LLC to the effect that, as of the date of such opinion and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan Securities LLC in preparing its opinion, the aggregate Merger Consideration to be received by the holders of Company Common Stock (giving effect to the Amendment) is fair, from a financial point of view, to such holders (other than shares of Company Common Stock held in treasury or by Parent or Sub and Appraisal Shares), a signed copy of which opinion will promptly be delivered to Parent, solely for informational purposes, following receipt thereof by the Company.”

4. Authority; Noncontravention (Parent). The last two sentences of Section 3.02(c)(i) of the Merger Agreement are hereby amended and restated in their entirety to read as follows:

“On or prior to the Amendment Effective Date, the Board of Directors of Parent duly and validly adopted resolutions approving this Agreement, the Merger, the other Merger Transactions and the issuance of shares of Parent Common Stock in the Merger pursuant to this Agreement (the “Parent Share Issuance”), which resolutions, as of the Amendment Effective Date, have not been rescinded, modified or withdrawn in any way. On or prior to the Amendment Effective Date, the Board of Directors of Sub duly and validly adopted resolutions (i) approving and declaring advisable this Agreement, the Merger and the other Merger Transactions, (ii) declaring that it is in the best interests of the sole stockholder of Sub that Sub enter into this Agreement and consummate the Merger and the other Merger Transactions on the terms and subject to the conditions set forth herein, (iii) directing that the adoption of this Agreement be submitted to a vote by the sole stockholder of Sub by unanimous written consent and (iv) recommending that the sole stockholder of Sub adopt this Agreement, which resolutions, as of the Amendment Effective Date, have not been rescinded, modified or withdrawn in any way.”

5. Definition of “Intervening Event”. Section 4.02(h) of the Merger Agreement is hereby amended by replacing the words “date of this Agreement” and “date hereof” with the words “Amendment Effective Date”.

6. Preparation of the Form S-4 and Proxy Statement; Company Stockholders’ Meeting.

(a)	Section 5.01(a) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“(a) As promptly as practicable after the execution of the Amendment, (i) Parent and the Company shall jointly prepare and file with the SEC the proxy statement (as amended or supplemented from time to time, the “Proxy Statement”) to be sent to the stockholders of the Company relating to the meeting of the Company’s stockholders (the “Company Stockholders’ Meeting”) to be held to consider adoption of this Agreement and (ii) Parent shall prepare (with the Company’s reasonable cooperation) and file with the SEC a post-effective amendment to the registration statement on Form S-4 filed by Parent with the SEC in connection with the Merger Transactions (as amended or supplemented from time to time, including by the post-effective amendment, the “Form S-4”), in which the Proxy Statement will be included as a prospectus, in connection with the registration under the Securities Act of the Parent Common Stock to be issued in the Merger. Each of Parent and the Company shall use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing and after the SEC confirms that it has no further comments on the Form S-4 (including by responding to comments of the SEC), and, prior to the effective date of the Form S-4, Parent shall take all action reasonably required to be taken under any applicable state securities Laws in connection with the Parent Share Issuance. Each of Parent and the Company shall furnish all information as may be reasonably requested by the other in connection with any such action and the preparation, filing and distribution of the Form S-4 and the Proxy Statement. As promptly as practicable after the Form S-4 shall have become effective and the Company shall have learned that the SEC has no further comments on the Form S-4, the Company shall cause the Proxy Statement to be mailed to its stockholders. No filing of, or amendment or supplement to, the Form S-4 will be made by Parent, and no filing of, or amendment or supplement to, the Proxy Statement will made by Parent or the Company, in each case, without providing the other party a reasonable opportunity to review and comment thereon. If at any time prior to the Effective Time any information relating to the Company or Parent, or any of their respective Affiliates, directors or officers, should be discovered by the Company or Parent which should be set forth in an amendment or supplement to either the Form S-4 or the Proxy Statement, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of the Company. The parties hereto shall notify each other promptly of the time when the Form S-4 has become effective, of the time when either party learns that the SEC has no further comments on the Form S-4, of the issuance of any stop order or suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement or the Form S-4 or for additional information and shall supply each other with copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement, the Form S-4 or the Merger.”

(b)	The first sentence of Section 5.01(b) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“(b) The Company shall, as promptly as reasonably practicable following the effectiveness of the Form S-4 and the time when the Company learns that the SEC has no further comments, and subject to applicable Law, the Company Certificate of Incorporation, the Company Bylaws and the rules of New York Stock Exchange, establish a record date for, duly call, give notice of, convene and hold the Company Stockholders’ Meeting (the date of such meeting in no event being later than thirty-five (35) days following the effectiveness of the Form S-4 and the time when the Company learns that the SEC has no further comments on the Form S-4, unless otherwise agreed by Parent and the Company), and submit this Agreement to its stockholders for adoption, for the purpose of obtaining the Company Stockholder Approval.”

7. Reasonable Best Efforts.

(a)	Section 5.03(c) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“(c) In furtherance and not in limitation of the foregoing, each party to this Agreement agrees to use its reasonable best efforts to take, and to cause its Affiliates to take, promptly any and all steps necessary to avoid, eliminate or resolve each and every impediment and obtain all clearances, consents, approvals and waivers under the Antitrust Laws applicable to the Transactions so as to enable the parties hereto to close the Transactions as soon as practicable (and in any event no later than five (5) Business Days prior to the Outside Date), provided, however, that such obligation shall not require Parent or any of its Affiliates to agree to any structural or behavioral remedy required by any Governmental Entity to satisfy its obligations in this Section 5.03 or the condition set forth in Section 6.01(b) other than as expressly provided for in the immediately following sentence. For purposes of this Section 5.03, “reasonable best efforts” of Parent will require, in addition to its other obligations under this Section 5.03, Parent to (i) effect, by consent decree, hold separate orders, trust or otherwise, the sale, divestiture, license, holding separate or other disposition of the assets, operations, properties, products, rights, licenses, services or businesses comprising the Business (as defined in the Divestiture Agreement) and the Business Products (as defined in the Divestiture Agreement), in each case, on the terms, and subject to the conditions, set forth in the Divestiture Agreement and to otherwise comply with the provisions of the Divestiture Agreement and the Ancillary Agreements (as defined in the Divestiture Agreement) applicable to Parent and its Affiliates, and (ii) in the event the Divestiture Agreement is terminated for any reason prior to the earlier to occur of the Closing and the termination of this Agreement and at such time Parent believes, acting reasonably and in good faith and after consultation with the Company, that it remains possible for the Closing to occur on or prior to the Outside Date, use reasonable best efforts to (x) propose, negotiate, and enter into a new agreement with a new purchaser, whose acquisition of the Business and the Business Products would not raise material antitrust concerns, providing for the divestiture of the Business (as defined in the Divestiture Agreement) and the Business Products (as defined in the Divestiture Agreement), subject to the right of Parent in its sole discretion to include additional assets, operations, properties, products, rights, licenses, services or businesses products within the scope of such divestiture, on terms no less favorable to Parent, in the aggregate and in all material respects, as compared to the terms of the Divestiture Agreement (including the Ancillary Agreements (as defined in the Divestiture Agreement)), unless otherwise agreed to by Parent in its sole discretion, and (y) in the event that any such new agreement is entered into, to effect the transactions that are contemplated thereby, and to otherwise comply with the provisions of such agreement and any ancillary agreements thereto applicable to Parent and its Affiliates, in each case of clauses (i) and (ii), in order to seek, consistent with the terms of this Section 5.03, to avoid, eliminate or resolve each and every impediment and obtain all clearances, consents, approvals and waivers under the Antitrust Laws applicable to the Transactions so as to enable the parties hereto to close the Transactions as soon as practicable (and in any event no later than five (5) Business Days prior to the Outside Date); provided that any such actions shall, at the Company’s option, be conditioned upon the consummation of the Transactions.”

(b)	Section 5.03(d) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“(d) In furtherance and not in limitation of the foregoing, in the event that any litigation or other administrative or judicial action or proceeding by any Governmental Entity or private third party is commenced, threatened or is foreseeable challenging any of the Transactions under an Antitrust Law and such litigation, action or proceeding seeks, or would reasonably be expected to seek, to prevent, materially impede or materially delay the consummation of the Transactions, Parent and the Company shall cooperate with each other, contest and resist any such litigation, action or proceeding and seek to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Transactions as promptly as practicable and in any event no later than five (5) Business Days prior to the Outside Date.”

(c)

Section 5.03(e) of the Merger Agreement is hereby amended by (i) replacing the words “Notwithstanding the foregoing” with the words “Subject to the foregoing, and consistent with Parent’s obligations under this Section 5.03, including Section 5.03(c) and Section 5.03(d)” and (ii) deleting the words “(provided, however, that Parent may “withdraw and refile” its initial filing under the HSR Act one time in the manner prescribed by 16 CFR § 803.12(c) without the Company’s consent)”.

(d)

Section 5.03(g) of the Merger Agreement is hereby amended by adding the words “(including by complying with the provisions of the Divestiture Agreement and the Ancillary Agreements (as defined in the Divestiture Agreement) and any agreements referred to in clause (ii) of Section 5.03(c) applicable to the Company and its Affiliates)” at the end of clause (i) thereof.

8. Fees and Expenses. Section 5.06(d) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“(d) In the event this Agreement is terminated by either Parent or the Company pursuant to Section 7.01(b)(iii), other than (i) in the circumstances described in Section 5.06(b)(ii)(A)-(B)(1) or (ii) following an Adverse Recommendation Change, then Parent shall pay the Company promptly (and in any event within two (2) Business Days after termination of this Agreement) an aggregate fee equal to the Parent Termination Fee by wire transfer of same-day funds.”

9. Sub Stockholder Vote. Section 5.12 of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“Promptly after the execution and delivery of the Amendment, Parent shall, or shall cause the sole stockholder of Sub to, execute and deliver to the Company a written consent adopting this Agreement in accordance with the DGCL.”

10. Conditions Precedent.

(a)

The Company hereby certifies to Parent and Sub that the conditions to the obligations of Parent and Sub to effect the Merger set forth in Sections 6.02(a), 6.02(b) and 6.02(c) of the Merger Agreement (except for the receipt by Parent of a certificate signed on behalf of the Company by the chief financial officer or the chief executive officer of the Company to the effect of Sections 6.02(a), 6.02(b) and 6.02(c) of the Merger Agreement) would be satisfied as of the date of this Amendment if the Closing Date were to be the date of this Amendment. The Company hereby acknowledges and agrees that as of the date of this Amendment, to the Knowledge of the Company, no event, development, circumstance, change, fact, effect or occurrence has occurred that would cause any of the conditions to the obligation of the Company to effect the Merger set forth in Sections 6.03(a), 6.03(b) or 6.03(c) of the Merger Agreement to not be satisfied if the Closing Date were to be the date of this Amendment, and the Company agrees not to assert that any of such conditions are not satisfied at the Effective Time or at any time prior to the Effective Time as a result of any events, developments, circumstances, changes, facts, effects or occurrences of which it had Knowledge as of the date of this Amendment.

(b)

Parent and Sub hereby certify to the Company that the conditions to the obligation of the Company to effect the Merger set forth in Sections 6.03(a), 6.03(b) and 6.03(c) of the Merger Agreement (except for the receipt by the Company of a certificate signed on behalf of Parent by the chief financial officer or the chief executive officer thereof to the effect of Sections 6.03(a), 6.03(b) and 6.03(c) of the Merger Agreement) would be satisfied as of the date of this Amendment if the Closing Date were to be the date of this Amendment. Each of Parent and Sub hereby acknowledges and agrees that as of the date of this Amendment, to the Knowledge of Parent, no event, development, circumstance, change, fact, effect or occurrence has occurred that would cause any of the conditions to the obligations of Parent and Sub to effect the Merger set forth in Sections 6.02(a), 6.02(b) or 6.02(c) of the Merger Agreement to not be satisfied if the Closing Date were to be the date of this Amendment, and each of Parent and Sub agree not to assert that any of such conditions are not satisfied at the Effective Time or at any time prior to the Effective Time as a result of any events, developments, circumstances, changes, facts, effects or occurrences of which it had Knowledge as of the date of this Amendment.

11. Termination. Section 7.01(b)(i) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“(i) if the Merger shall not have been consummated on or before November 4, 2023 (the “Outside Date”); provided that (x) if all of the conditions set forth in Article VI are satisfied (or in the case of conditions that by their terms are to be satisfied at the Closing, are then capable of being satisfied if the Closing were to take place on such date) on a date that occurs on or prior to the Outside Date but (y) the Closing would thereafter occur in accordance with Section 1.02 on a date (the “Specified Date”) that occurs within five (5) Business Days after such Outside Date, then the Outside Date shall automatically be extended to such Specified Date and the Specified Date shall become the Outside Date for purposes of this Agreement; provided, further, that the right to terminate this Agreement under this Section 7.01(b)(i) shall not be available to any party if the failure of such party (and in the case of Parent, Sub) to perform any of its obligations under this Agreement has been a principal cause of or resulted in the failure of the Merger to be consummated on or before such date;”

12. Definitions. Section 8.03 of the Merger Agreement is hereby amended to add the following definitions in alphabetical order and the subsequent clause letters shall be updated accordingly:

“(c) Amendment” means Amendment No. 1 to this Agreement, dated as of the Amendment Effective Date, among Parent, Sub and the Company.

“(d) Amendment Effective Date” means March 7, 2023.

“(q) Divestiture Agreement” means that certain Equity Purchase Agreement, dated as of March 7, 2023, by and among Constellation Web Solutions Inc., a Delaware corporation, the Company, and, solely for purposes of Section 5.02, Section 5.05(c), Section 10.03 and Article XI of the Divestiture Agreement, Parent.

13. Annex I. Annex I of the Merger Agreement is hereby amended by (i) adding the defined terms listed below in alphabetical order and (ii) updating the Section references of each of the defined terms listed in Annex I to give effect to Section 12 of this Amendment.

“Amendment	Section 8.03(c)

Amendment Effective Date	Section 8.03(d)

Divestiture Agreement	Section 8.03(q)”

14. Interpretation. Section 8.04 of the Merger Agreement is hereby amended to add a new clause (j) to read as follows:

“(j) From and after the Amendment Effective Date, all references to the “Company Stockholders’ Meeting”, the “Company Stockholder Approval” and the “Proxy Statement” shall be deemed (i) to relate to the adoption of this Agreement and the approval of the Merger Transactions, in each case, as amended by the Amendment and (ii) not to relate to the adoption of this Agreement or the approval of the Merger Transactions (in each case without regard to the Amendment) that occurred on September 21, 2022.”

15. Representations and Warranties.

(a)

Company Authority Relative to Amendment. The Company hereby represents and warrants to Parent and Sub as follows: The Company has all requisite corporate power and authority, and has taken all corporate action necessary, to execute and deliver this Amendment and to perform its obligations hereunder, subject to, in the case of the Merger, receipt of the Company Stockholder Approval. This Amendment has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof by Parent and Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency and other Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(b)

Parent and Sub Authority Relative to Amendment. Parent and Sub each hereby represents and warrants to the Company as follows: Each of Parent and Sub has all requisite corporate power and authority, and has taken all corporate or other action necessary, to execute and deliver this Amendment and to perform its obligations hereunder, other than, in the case of the Merger, the adoption of this Amendment by Sub’s sole stockholder in accordance with Section 5.12 of the Merger Agreement (as amended by this Amendment). This Amendment has been duly and validly executed and delivered by each of Parent and Sub and, assuming the due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of each of Parent and Sub, enforceable against each of Parent and Sub in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency and other Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

16. General Provisions.

(a)

Effectiveness. All of the provisions of this Amendment shall be effective as of the date of this Amendment. Except to the extent specifically amended hereby, all of the terms of the Merger Agreement, the Company Disclosure Letter and the Parent Disclosure Letter shall remain unchanged and in full force and effect, and, to the extent applicable, such terms shall apply to this Amendment as if it formed a part of the Merger Agreement, the Company Disclosure Letter and the Parent Disclosure Letter.

(b)

References to the Merger Agreement. After giving effect to this Amendment, each reference in the Merger Agreement to “this Agreement”, “hereof”, “hereunder” or words of like import referring to the Merger Agreement shall refer to the Merger Agreement as amended by this Amendment, and all references in the Company Disclosure Letter or the Parent Disclosure Letter to “the Agreement” shall refer to the Merger Agreement as amended by this Amendment. Notwithstanding the foregoing, all references in the Merger Agreement, the Company Disclosure Letter or the Parent Disclosure Letter to “the date hereof”, “the date of this Agreement” or “the date of the Agreement” or words of like import shall (except to the extent any such references are amended (or amended and restated) pursuant to the terms of this Amendment) refer to May 4, 2022, and all references in the Merger Agreement to “prior to the execution of this Agreement” or words of like import shall mean before the Merger Agreement was executed on May 4, 2022 (without regard to this Amendment).

(c)

Entire Agreement. This Amendment and the Merger Agreement (including Annex I thereto, the Company Disclosure Letter and the Parent Disclosure Letter) and the Confidentiality Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior and contemporaneous agreements and undertakings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof and thereof.

(d)

Other Miscellaneous Terms. The provisions of Article VIII (General Provisions) of the Merger Agreement shall, to the extent not already set forth in this Amendment, apply mutatis mutandis to this Amendment, and to the Merger Agreement as modified by this Amendment, taken together as a single agreement, reflecting the terms as modified hereby.

[Signature page follows]

IN WITNESS WHEREOF, Parent, Sub and the Company have caused this Amendment to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

INTERCONTINENTAL EXCHANGE, INC.

By	/s/ Benjamin R. Jackson
Name: Benjamin R. Jackson
Title: President

[Signature Page to Amendment]

SAND MERGER SUB CORPORATION

By	/s/ Andrew Surdykowski
Name: Andrew Surdykowski
Title: President

[Signature Page to Amendment]

BLACK KNIGHT, INC.

By	/s/ Kirk T. Larsen
Name: Kirk T. Larsen
Title: President and Chief Financial Officer

[Signature Page to Amendment]

Exhibit 99.1

March 7, 2023

Black Knight and Intercontinental Exchange Announce

Agreement to Sell Black Knight’s Empower LOS Business to Constellation Software Inc. and Revised Terms of Merger Agreement

Divestiture contingent on closing of ICE’s acquisition of Black Knight

Amended transaction terms value Black Knight at $75 per share

ATLANTA, NEW YORK & JACKSONVILLE – March 7, 2023 – (BUSINESS WIRE) Intercontinental Exchange, Inc. (NYSE: ICE) and Black Knight, Inc. (NYSE: BKI) today announced that, in connection with their previously announced merger agreement for ICE’s acquisition of Black Knight, they have agreed to sell Black Knight’s Empower loan origination system (LOS) business, including its Exchange, LendingSpace and AIVA solutions, to a subsidiary of Constellation Software Inc. (TSX: CSU). ICE and Black Knight have also amended the terms of their merger agreement.

ICE and Black Knight entered into the divestiture agreement in connection with efforts to secure clearance of ICE’s proposed acquisition of Black Knight under the Hart-Scott Rodino Act. The divestiture transaction is subject to the closing of ICE’s acquisition of Black Knight and other customary closing conditions.

The amended merger agreement terms value Black Knight at $75 per share, or a market value of $11.7 billion, with consideration in the form of a mix of approximately $68 per share in cash and stock with an exchange ratio of 0.0682 based on ICE’s 10-day VWAP as of March 3, 2023 of $102.62. As under the original terms, Black Knight shareholders can elect to receive either cash or stock, subject to proration, with the value of the cash election and the stock election equalized at the closing of the acquisition.

ICE’s proposed acquisition of Black Knight remains under review by the Federal Trade Commission (FTC) and closing is subject to the receipt of required regulatory clearances, Black Knight shareholder approval of the amended merger agreement and the satisfaction of other customary closing conditions. In connection with the amendment to the merger agreement, ICE has committed to, among other things, litigate with the FTC, if necessary, to obtain approval of the merger.

Truist Securities, Inc. served as lead financial advisor to Intercontinental Exchange and Black Knight for the sale of the Empower LOS.

About Intercontinental Exchange

Intercontinental Exchange, Inc. (NYSE: ICE) is a Fortune 500 company that designs, builds and operates digital networks to connect people to opportunity. We provide financial technology and data services across major asset classes that offer our customers access to mission-critical workflow tools that increase transparency and operational efficiencies. We operate exchanges, including the New York Stock Exchange, and clearing houses that help people invest, raise capital and manage risk across multiple asset classes. Our comprehensive fixed income data services and execution capabilities provide information, analytics and platforms that help our customers capitalize on opportunities and operate more efficiently. At ICE Mortgage Technology, we are transforming and digitizing the U.S. residential mortgage process, from consumer engagement through loan registration. Together, we transform, streamline and automate industries to connect our customers to opportunity.

Trademarks of ICE and/or its affiliates include Intercontinental Exchange, ICE, ICE block design, NYSE and New York Stock Exchange. Information regarding additional trademarks and intellectual property rights of Intercontinental Exchange, Inc. and/or its affiliates is located here. Other products, services, or company names mentioned herein are the property of, and may be the service mark or trademark of, their respective owners. Key Information Documents for certain products covered by the EU Packaged Retail and Insurance-based Investment Products Regulation can be accessed on the relevant exchange website under the heading “Key Information Documents (KIDS).”

About Black Knight

Black Knight, Inc. (NYSE: BKI) is an award-winning software, data and analytics company that drives innovation in the mortgage lending and servicing and real estate industries, as well as the capital and secondary markets. Businesses leverage our robust, integrated solutions across the entire homeownership life cycle to help retain existing customers, gain new customers, mitigate risk and operate more effectively.

Our clients rely on our proven, comprehensive, scalable products and our unwavering commitment to delivering superior client support to achieve their strategic goals and better serve their customers. For more information on Black Knight, please visit www.blackknightinc.com.

About Constellation Software

Constellation Software Inc. (TSX: CSU) acquires, manages and builds vertical market software businesses that provide mission-critical software solutions. For more information about Constellation Software, please visit www.csisoftware.com.

FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which involve inherent risks and uncertainties. Any statements about Black Knight’s or ICE’s plans, objectives, expectations, strategies, beliefs, or future performance or events constitute forward-looking statements. Such statements are identified as those that include words or phrases such as “believes,” “expects,” “anticipates,” “plans,” “trend,” “objective,” “continue,” or similar expressions or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “may,” or similar expressions. Forward-looking statements involve known and unknown risks, uncertainties, assumptions, estimates, and other important factors that change over time and could cause actual results to differ materially from any results, performance, or events expressed or implied by such forward-looking statements. Such forward-looking statements include but are not limited to statements about the benefits of the proposed acquisition of Black Knight by ICE (the “Transaction”), including future financial and operating results, Black Knight’s or ICE’s plans, objectives, expectations and intentions, the expected timing of completion of the Transaction, the expected form and timing of debt financing to fund the Transaction and other statements that are not historical facts.

These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those projected. In addition to factors previously disclosed in Black Knight’s and ICE’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change, or other circumstance that could give rise to the right of Black Knight or ICE to terminate the definitive merger agreement governing the terms and conditions of the Transaction, as amended by the parties on March 7, 2023; the outcome of any legal proceedings that may be instituted against Black Knight or ICE; the possibility that the Transaction does not close when expected or at all because required regulatory, stockholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect Black Knight or ICE or the expected benefits of the Transaction); the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic, political and market conditions, interest and exchange rates, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Black Knight and ICE operate; the ability to promptly and effectively integrate the businesses of Black Knight with those of ICE; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of Black Knight’s or ICE’s customers, employees or other business partners, including those resulting from the announcement or completion of the Transaction; the diversion of management’s attention and time from ongoing business operations and opportunities on merger-related matters; ICE’s ability to complete the contemplated debt financing on a timely basis, on favorable terms or at all; and the impact of the global COVID-19 pandemic on Black Knight’s or ICE’s businesses, the ability to complete the Transaction or any of the other foregoing risks.

These factors are not necessarily all of the factors that could cause Black Knight’s or ICE’s actual results, performance, or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other unknown or unpredictable factors also could harm Black Knight’s or ICE’s results.

All forward-looking statements attributable to Black Knight or ICE, or persons acting on Black Knight’s or ICE’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made and Black Knight and ICE do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If Black Knight or ICE update one or more forward-looking statements, no inference should be drawn that Black Knight or ICE will make additional updates with respect to those or other forward-looking statements. Further information regarding Black Knight, ICE and factors which could affect the forward-looking statements contained herein can be found in Black Knight’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 and its other filings with the SEC, and in ICE’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 and its other filings with the SEC.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with Amendment No. 1 to the Agreement and Plan of Merger, dated as of March 7, 2023, among Black Knight, ICE and Sand Merger Sub Corporation (the “Amended Merger Agreement”), ICE will file with the SEC a post-effective amendment to the Registration Statement on Form S-4 (as amended by the post-effective amendment, the “Amended Registration Statement”), which was previously declared effective by the SEC on August 19, 2022, to register the shares of ICE common stock to be issued in connection with the Transaction. The Amended Registration Statement will include an updated proxy statement of Black Knight that also constitutes a prospectus of ICE. THE AMENDED MERGER AGREEMENT NECESSITATES A NEW VOTE BY BLACK KNIGHT’S STOCKHOLDERS IN CONNECTION WITH THE TRANSACTION, AND THE PROXY STATEMENT/PROSPECTUS REFERENCED HEREIN WILL BE A PROXY STATEMENT/PROSPECTUS FOR A NEW SPECIAL MEETING WITH RESPECT TO SUCH NEW VOTE.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE AMENDED REGISTRATION STATEMENT ON FORM S-4 AND THE UPDATED PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE AMENDED REGISTRATION STATEMENT ON FORM S-4 WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE UPDATED PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING BLACK KNIGHT, ICE, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Black Knight or ICE through the website maintained by the SEC at http://www.sec.gov or from Black Knight at its website, www.blackknightinc.com, or from ICE at its website, www.theice.com. Documents filed with the SEC by Black Knight will be available free of charge by accessing Black Knight’s website at www.blackknightinc.com under the tab “Investors” and then under the heading “Financials—SEC Filings” or, alternatively, by directing a request by mail or telephone to Black Knight, Inc., 601 Riverside Avenue, Jacksonville, Florida 32204, Attention: Investor Relations, (904) 854-5100, and documents filed with the SEC by ICE will be available free of charge by accessing ICE’s website at www.theice.com and following the link for “Investor Relations” or, alternatively, by directing a request by mail or telephone to Intercontinental Exchange, Inc., 5660 New Northside Drive, Third Floor, Atlanta, Georgia 30328, Attention: Investor Relations, (770) 857-4700, or by email to investors@ice.com.

PARTICIPANTS IN THE SOLICITATION

Black Knight, ICE, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Black Knight in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of Black Knight and ICE and other persons who may be deemed to be participants in the solicitation of stockholders of Black Knight in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the updated proxy statement/prospectus related to the Transaction. Additional information about Black Knight, the directors and executive officers of Black Knight and their ownership of Black Knight common stock is also set forth in the definitive proxy statement for Black Knight’s 2022 Annual Meeting of Stockholders, as filed with the SEC on Schedule 14A on April 28, 2022, and other documents subsequently filed by Black Knight with the SEC. Additional information about ICE, the directors and executive officers of ICE and their ownership of ICE common stock can also be found in ICE’s definitive proxy statement in connection with its 2022 Annual Meeting of Stockholders, as filed with the SEC on March 25, 2022, and other documents subsequently filed by ICE with the SEC. Free copies of these documents may be obtained as described above.

NO OFFER OR SOLICITATION

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Category: Mortgage Technology

SOURCE: Intercontinental Exchange

ICE-CORP

ICE Media Contact:

Josh King

josh.king@ice.com

(212) 656-2490

Damon Leavell

damon.leavell@ice.com

(212) 323-8587

media@ice.com

ICE Investor Contact:

Katia Gonzalez

katia.gonzalez@ice.com

(678) 981-3882

investors@ice.com

Black Knight Media Contact:

Michelle Kersch

michelle.kersch@bkfs.com

(904) 854-5043

Black Knight Investor Contact:

Steve Eagerton

steven.eagerton@bkfs.com

(904) 854-3683

Constellation Software Media Contact:

Jamal Baksh

Jbaksh@csisoftware.com